DD
8/29/13

SEC MAIL PROCESSING SECTION
RECEIVED SECURITIES
AUG 29 2013
WASH, D.C.
193

13025810

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11575

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2012 AND ENDING 06/30/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Midstate Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 N. Main Street Ste. 3
(No. and Street)

Bloomington (City) Illinois (State) 61701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Brown (309) 829-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunbar, Breitweiser & Company, LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

202 N. Center Street (Address) Bloomington (City) Illinois (State) 61701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
7/20/13

OATH OR AFFIRMATION

I, Paul D. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Midstate Incorporated, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
JANET STAUFFER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES JUNE 16, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST MIDSTATE INCORPORATED

FINANCIAL REPORT

June 30, 2013

Dunbar, Breitweiser
& COMPANY, LLP

C O N T E N T S

CERTIFIED PUBLIC
ACCOUNTANTS

202 North Center Street

Bloomington, Illinois 61701-3995

Phone 309-827-0348

Fax 309-827-7858

Dunbar, Breitweiser
& COMPANY, LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
First Midstate Incorporated
Bloomington, Illinois

We have audited the accompanying statement of financial condition of First Midstate Incorporated, as of June 30, 2013, and the related notes to the financial statement, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Midstate Incorporated as of June 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

Dunbar, Breitweiser & Company, LLP

Bloomington, Illinois
August 23, 2013

FIRST MIDSTATE INCORPORATED

STATEMENT OF FINANCIAL CONDITION
June 30, 2013

ASSETS

Cash	$ 138,909
Accounts receivable:	
Securities sold, customer	1,429,418
Securities sold, broker	6,762,778
Security deposit	1,000
Investment in marketable securities	1,425,440
Prepaid expenses and other assets	25,725
Property and equipment, net of accumulated depreciation and amortization of $604,693	69,644
	$ 9,852,914

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable:	
Securities purchased	$ 7,880,470
Accrued state income tax	36,361
Wages payable	209,294
Other accrued expenses	138,800
	$ 8,264,925

STOCKHOLDER'S EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 1,000 shares	$ 25,000
Retained earnings	1,562,989
	$ 1,587,989
	$ 9,852,914

See Notes to Financial Statements.

FIRST MIDSTATE INCORPORATED

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business, Use of Estimates and Significant Accounting Policies

Nature of business:

First Midstate Incorporated is an investment banking firm predominantly involved with the underwriting of bond issues and consulting on the issuance of bonds for governmental units in the State of Illinois.

Management has evaluated the need for subsequent event recognition or disclosure through August 23, 2013, the date the financial statements were available to be issued.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting policies:

Revenue recognition:

In accordance with generally accepted accounting principles, the Company records securities transactions on a trade-date basis.

Cash and cash equivalents:

For purposes of reporting cash flows, the Company considers all Treasury bills and bank repurchase agreements purchased with a maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts:

The Company considers all receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Investments:

Due to the specialized accounting practices of securities brokers and dealers, the Company is not subject to the principles of accounting for investments in marketable securities mandated in FASB Accounting Standard Codification 320, "Investments – Debt and Equity Securities." Realized and unrealized gains or losses on these investments are recognized as net trading gains or losses on the income statement.

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed on the straight-line method over the following estimated useful lives:

	Years
Automobiles	5
Office equipment	3-7

It is the Company's policy to include amortization expense on assets with depreciation expense.

Other comprehensive income:

The Company does not have any comprehensive income items and, therefore, nothing is reflected in these financial statements for accumulated other comprehensive income.

Note 2. Cash

Included in cash at June 30, 2013 is approximately $20,464, which represents amounts segregated in "Special Bank Accounts for the Exclusive Benefit of Customers." No amount was required to be on deposit in the "Special Reserve Bank Accounts" at June 30, 2013, in accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Note 3. Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances at a financial institution in Bloomington, Illinois. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At June 30, 2013, the Company's uninsured cash balances totaled $274,338. This amount does not reflect reductions for outstanding checks not yet presented to the banks for payment.

Note 4. Investments and Fair Value Measurements

The Company held 182,000 shares of Sprott Physical Silver Trust and 1,500 shares of Central Fund of Canada Limited Class A at June 30, 2013.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets at fair value on a recurring basis as of June 30, 2013. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 or 3 inputs were available to the Company.

Level 1 Fair Value Measurements

The fair values at June 30, 2013 for Level 1 investments are summarized as follows:

	June 30, 2013 Level 1
Sprott Physical Silver Trust (Level 1)	$ 1,405,040
Central Fund of Canada Ltd Class A, (Level 1)	20,400
	$ 1,425,440

Note 5. Property and Equipment

	Acquisition Cost	Accumulated Depreciation and Amortization	Net
Automobiles	$ 112,062	$ 98,046	$ 14,016
Office furniture and equipment	562,275	506,647	55,628
	$ 674,337	$ 604,693	$ 69,644

Depreciation and amortization expense was $25,402 for the year ended June 30, 2013.

NOTES TO FINANCIAL STATEMENTS

Note 6. Related Party Transactions

The Company leases its office building from a related party under a year-to-year lease and paid a monthly rental of $12,000 through December 31, 2012. At January 1, 2013, the monthly rental increased to $20,000. The Company is responsible for interior maintenance and/or alterations, utilities and liability insurance. The total rent expense relative to this lease included in occupancy and equipment costs and the amount paid to the related party for the year ended June 30, 2013 is $192,000. A security deposit of $1,000 has been paid to the owner of the building.

Related parties of the Company purchased bonds underwritten by the Company at par value plus accrued interest which equals the Company's cost. Total purchases by the related parties for the year ended June 30, 2013 were $861,499.

Note 7. Income Taxes

The Company has elected to be taxed under sections of the Internal Revenue Code which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for regular corporation federal and state income taxes. This election changed the Company's tax year end to December 31, while the financial reporting year end remains June 30.

The Company is subject to the Illinois personal property replacement tax and this expense is reflected in the financial statements.

Note 8. Minimum Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had net capital of $1,089,297 which was $989,297 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .35 to 1.

Note 9. Contingencies

In the normal course of business, the Company's clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet-credit risk in the event the customers are unable to fulfill their contracted obligations.

Note 10. Accounting for Uncertain Tax Positions

The Company files income tax returns in the U.S. federal and state of Illinois jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, or local tax examinations by tax authorities for years before 2010.